UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2026

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

8 Yitzhak Sadeh Street

Tel-Aviv, 6777508 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On May 28, 2026, Alarum Technologies Ltd. (the “Registrant”) issued a press release titled “Alarum Technologies Reports 64% Revenue Growth to $11.7 Million in First Quarter 2026, Driven by Strong AI Demand”, announcing the Registrant’s financial results for the three-month period ended March 31, 2026. A copy of the press release is attached hereto as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

On May 28, 2026, the Board of Directors of the Registrant approved an increase in the number of ordinary shares, no par value per share, of the Registrant reserved for issuance under the Registrant’s Amended and Restated Global Incentive Plan by 5,000,000 ordinary shares, from 9,674,366 to 14,674,366.

On May 28, 2026, the Registrant made available an updated corporate presentation on its website. A copy of the corporate presentation is attached hereto as Exhibit 99.2 to this Report.

The information contained in the corporate presentation does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of the Registrant or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of the Registrant.

The second paragraph of this Report, and the paragraphs titled “Selected First Quarter 2026 Operating Trends”, “Selected Recent Business Highlights”, “First Quarter 2026 Financial Analysis”, “Forward-Looking Statements”, “Other Metrics” and the IFRS financial statements in the press release attached as Exhibit 99.1 are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586, 333-274585 and 333-285941) and Form F-3 (File Nos. 333-267580, 333-274604 and 333-283429) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press release issued by Alarum Technologies Ltd. on May 28, 2026, titled “Alarum Technologies Reports 64% Revenue Growth to $11.7 Million in First Quarter 2026, Driven by Strong AI Demand.”
99.2	Corporate Presentation of Alarum Technologies Ltd., dated May 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: May 28, 2026	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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